                                                             SUB-ITEM 77C

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         INVESCO VAN KAMPEN MASSACHUSETTS VALUE MUNICIPAL INCOME TRUST

An Annual Meeting ("Meeting") of Shareholders of Invesco Van Kampen Massachusetts Value Municipal Income Trust (the "Fund") was held on
July 17, 2012 and was adjourned with respect to certain proposals, until August 14, 2012 and further adjourned until September 25, 2012. The Meeting on September 25, 2012 was held for the following purpose:

(1). Approval of an Agreement and Plan of Redomestication that provides for the reorganization of the Fund as a Delaware statutory trust by the holders of Common Shares and Preferred Shares voting separately.

(2). Approval of an Agreement and Plan of Merger that provides for the Fund to merge with and into Invesco Van Kampen Municipal Trust by the holders of Common Shares and Preferred Shares voting separately.

The September 25, 2012 voting results on the above matters were as follows:

                                               Votes    Votes   Votes   Broker
Matters                                         For    Against Abstain Non-Votes
-------                                      --------- ------- ------- ---------
(1). Common Shares.......................... 1,528,682 168,154 94,494   802,595
     Preferred Shares.......................       149       0      0         0
(2). Common Shares.......................... 1,477,601 223,849 89,880   802,595
     Preferred Shares.......................       149       0      0         0